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Exhibit 99.1

FALCONBRIDGE
FALCONBRIDGE LIMITED Suite 200 - 181 Bay Street, Toronto, Ontario M5J 2T3 Telephone: 416-982-7111 Fax: 416-982-7423 www.falconbridge.com

FALCONBRIDGE ANNOUNCES WEBCAST OF SECOND QUARTER 2004 FINANCIAL RESULTS CONFERENCE CALL

Toronto, July 5, 2004 — Falconbridge Limited announced today that it will webcast on a live, listen-only basis, its second quarter financial results conference call on Friday July 23, 2004 at 1:00 p.m. EDT. The results for the Company will be released via CCNMatthews on Friday July 23, 2004 at approximately 10:00 a.m. EDT.

During the meeting, senior management from the Company will review second quarter financial and operating results. The live, interactive webcast and slide presentation will be accessible at www.falconbridge.com under the "Investor Centre" section.

If you are unable to participate during the live webcast, the call will be archived on Falconbridge's website at www.falconbridge.com.

Falconbridge Limited is a leading producer of nickel, copper, cobalt and platinum group metals. Its common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (59.2%) and by other investors (40.8%).

For further information:
Denis Couture
Vice President, Investor Relations, Communications & Public Affairs
(416) 982-7020
denis.couture@toronto.norfalc.com

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FALCONBRIDGE ANNOUNCES WEBCAST OF SECOND QUARTER 2004 FINANCIAL RESULTS CONFERENCE CALL